                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934



                             THE COBALT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19074Q 10 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


      Scott A. Arenare, Esq.
Vice President and General Counsel                           John W.P. Holt
        Warburg Pincus LLC                               The Cobalt Group, Inc.
       466 Lexington Avenue                             2200 First Avenue South
     New York, New York 10017                          Seattle, Washington 98134
          (212) 878-0600                                     (206) 269-6363
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                                      Stephen D. Fisher, Esq.
Steven J. Gartner, Esq.                              Bullivant Houser Bailey PC
Willkie Farr & Gallagher                             2400 Westlake Office Tower
   787 Seventh Avenue                                    1601 Fifth Avenue
New York, NY 10019-6099                              Seattle, Washington 98101
     (212) 728-8000                                        (206) 292-8930


                                November 13, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [ ]

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 2 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                19,161,393
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    19,161,393
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            19,161,393
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 3 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                19,161,393
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    19,161,393
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            19,161,393
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 4 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
                                                                I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                19,161,393
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    19,161,393
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           19,161,393
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 5 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John W.P. Holt
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                400,000
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    400,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           400,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 6 to Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Warburg Pincus Reporting Entities") and John W.P. Holt ("Holt" and together with the Warburg Pincus Reporting Entities, the "Reporting Entities"). This Amendment No. 6 to Schedule 13D relates to the Common Stock of The Cobalt Group, Inc., a Washington corporation (the "Company").

     The Reporting Entities are making this single, joint filing because they constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly was attached as Exhibit 12 to Amendment No. 4 to Schedule 13D as filed with the Commission on June 29, 2001.

     Capitalized terms used in this Amendment No. 6 to Schedule 13D but not otherwise defined have the meanings ascribed to them in Schedule 13D filed on July 7, 2000, as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2000, Amendment No. 2 to Schedule 13D filed on April 9, 2001, Amendment No. 3 to
Schedule 13D filed on June 5, 2001, Amendment No. 4 to Schedule 13D filed on June 29, 2001 and Amendment No. 5 to Schedule 13D filed on August 15, 2001.

Item 4. Purpose of Transaction

     Item 4 is hereby amended in its entirety as follows:

     On November 13, 2001, the Company held a special meeting of its shareholders for the purpose of voting upon the Merger Agreement. At the special meeting, approximately 76% of the issued and shares of Common Stock that were entitled to vote at the special meeting approved the Merger Agreement. Immediately following the meeting, the Company filed Articles of Merger with the Secretary of State of the State of Washington, at which time Merger Sub was merged with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub ceased.

     Immediately following consummation of the Merger, WPEP and certain of its affiliates ("Warburg Pincus") purchased shares of the Surviving Corporation's Series A Convertible Preferred Stock (the "Preferred Stock"). The Company will use the proceeds received from Warburg Pincus for the Preferred Stock to pay the merger consideration.

     As a result of the Merger, the Common Stock of the Company ceased to trade on the Nasdaq Stock Market and became eligible for delisting from the Nasdaq Stock Market and termination of registration pursuant to Section 12(g)(4) and 12(h)(3) of the Exchange Act. Accordingly, on November 13, 2001, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission and notified the Nasdaq Stock Market of its delisting.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by inserting the following at the end of the list of exhibits.

     15. Subscription Agreement, dated November 13, 2001, by and between The Cobalt Group, Inc. and Warburg, Pincus Equity Partners, L.P. and certain of its affiliates.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001                WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Partner


                                            /s/ John W.P. Holt
                                            ------------------------------
                                            John W.P. Holt